February 27, 2026

Avraham Brenmiller
Chief Executive Officer
Brenmiller Energy Ltd.
13 Amal St. 4th Floor, Park Afek
Rosh Haayin
4809249 Israel

       Re: Brenmiller Energy Ltd.
           Registration Statement on Form F-3
           Filed on February 23, 2026
           File No. 333-293660
Dear Avraham Brenmiller:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Sarah Sidwell at 202-551-4733 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing
cc:    Eric Victorson